SUB-ITEM 77H:  Changes in control
of registrant


Federated Equity Income Fund, Inc.




As of May 31, 2004, Edward Jones & Co.,
Maryland Hts., MO, has attained
control of the Registrant by acquiring 26.55% of the voting securities of the
Registrant.